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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*


                           VECTRA TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   922399100
                                 (CUSIP Number)

                               Lorraine J. Koeper
                   Senior Vice President and General Counsel
                            Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                             Milwaukee,  WI  53202
                                  414-347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 16, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  922399100                    13D


 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     HEARTLAND ADVISORS, INC.
                     #39-1078128

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                (a) [ ]
                                                (b) [ ]

 3.   SEC USE ONLY



 4.   SOURCE OF FUNDS (See Instructions)
          00-Funds of investment advisory clients


 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                         [ ]


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              WISCONSIN, U.S.A.


                     7    SOLE VOTING POWER

     NUMBER OF            1,502,500

      SHARES
                     8.   SHARED VOTING POWER
   BENEFICIALLY      None

     OWNED BY

       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             1,507,500

      PERSON
                     10.  SHARED DISPOSITIVE POWER
       WITH          None


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,507,500


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.2%

14.   TYPE OF REPORTING PERSON (See Instructions)
                IA


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CUSIP No. 922399100                  13D


Item 1. Security and Issuer.

     This statement relates to the shares of the common stock, $0.01 par value per share, of Vectra Technologies, Inc. (the "Shares"), a Washington Corporation (the "Company"). The principal executive offices of the Company are located at 6203 San Ignacio Avenue, Suite 100, San Jose, CA 95119.

Item 2. Identity and Background.

     This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"). HAI is a registered investment advisor which provides investment advisory services to series of Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts").

     William J. Nasgovitz, President of HAI, is a controlling person of HAI through his ownership of a majority of its outstanding stock. Information regarding Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI are set forth in Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     The Heartland Value Fund and the Heartland Small Cap Contrarian Fund (the "Heartland Funds"), series of Heartland Group, hold an aggregate of 723,500 and 650,000 Shares, respectively, which were purchased for cash in the amounts of $2,187,630 and $1,784,387, respectively, including brokerage commissions. The assets of the respective Heartland Funds were used to purchase such Shares and no part of the purchase price was represented by borrowed funds.

     The Accounts own an aggregate of 134,000 Shares, which were purchased for cash in the amount of $360,506, including brokerage commissions. The assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

Item 4. Purpose of Transaction.

     The purpose of HAI in having the Heartland Funds and the Accounts purchase Shares was to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of Heartland Group and by the advisory clients for the Accounts.

     In connection with the Company's petition for relief under Chapter 11 of the Bankruptcy Code, and upon invitation of the Office of the U.S. Trustee, HAI declared its willingness to serve and was appointed to the Equity Security Holders' Committee in its capacity as investment adviser for the Heartland Funds and Accounts on October 16, 1997. Other than actions, plans or proposals that may arise from its representation on the Equity Security Holders' Committee, HAI has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming delisted, unauthorized for quotation, or eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934.

     As permitted by law, HAI may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon
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future evaluations of the prospects of the Company and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer.

     (a) As investment advisor to the Heartland Funds and the Accounts, HAI may be deemed the beneficial owner of 1,507,500 Shares of the Company. To the best knowledge of HAI, none of the persons named in Schedule A hereto beneficially owns any other Shares of the Company.

     (b) HAI, as investment advisor to the Heartland Funds and the Accounts, has sole power to dispose of all 1,507,500 Shares held by the Heartland Funds and the Accounts. HAI has sole power to vote the 1,373,500 Shares held by the Heartland Funds in accordance with voting guidelines approved by Heartland Group's Board of Directors. HAI, as investment advisor to the Accounts, has sole power to vote or direct the voting of 129,000 Shares, and no power to vote or to direct the voting of 5,000 Shares, owned by the Accounts. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Schedule A hereto has the sole power to dispose of or to vote Shares of the Company.

     (c) Neither HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past 60 days.

     (d) Since the Shares are held in investment advisory accounts of HAI, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. The interests of the Heartland Value Fund and the Heartland Small Cap Contrarian Fund each individually relate to more than 5% of the class.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth herein, neither HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 22, 1997

                           HEARTLAND ADVISORS, INC.

                           By: PATRICK J. RETZER
                               Patrick J. Retzer
                               Senior Vice President/Treasurer
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                                   Schedule A
                                   ----------


     The name and present principal occupation or employment of each executive officer and director of HAI are set forth below. The business address of each person is 790 N. Milwaukee Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens.


        Name                                Principal Occupation

William J. Nasgovitz             Director, President,  Heartland Advisors, Inc.;
                                 Director, President, Heartland Group, Inc.

Patrick J. Retzer                Director, Senior Vice President/Treasurer,
                                 Heartland Advisors, Inc.; Director, Vice
                                 President/Treasurer, Heartland Group, Inc.

Mitchell L. Kohls                Chief Operating Officer, Heartland Advisors,
                                 Inc.

Lorraine J. Koeper               Senior Vice President and General Counsel,
                                 Heartland Advisors, Inc.

Kenneth J. Della                 Chief Financial Officer, Heartland Advisors,
                                 Inc.

Lois J. Schmatzhagen             Secretary, Heartland Advisors, Inc.;
                                 Secretary, Heartland Group, Inc.

Kevin D. Clark                   Senior Vice President - Trading, Heartland
                                 Advisors, Inc.

Eric J. Miller                   Senior Vice President, Heartland Advisors, Inc.

Paul T. Beste                    Investment Management Operations Officer,
                                 Heartland Advisors, Inc.